PLATINUM ENERGY RESOURCES, INC.
152 West 57th Street
New York, NY 10019

October 20, 2005

VIA EDGAR & FACSIMILE (202) 772-9206
Mr. John D. Reynolds
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549

RE:	Platinum Energy Resources, Inc. (the “Company”) Registration Statement on Form S-1 originally filed June 10, 2005 (File No. 333-125687) (the “Registration Statement”)

Dear Mr. Reynolds:

Platinum Energy Resources, Inc., a Delaware corporation (the “Company”), hereby formally requests that the Company’s acceleration request dated October 19, 2005 be withdrawn.

Please call Jeffrey P. Schultz, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding this matter.

Very truly yours,

PLATINUM ENERGY RESOURCES, INC.

By:	/s/ Barry Kostiner
Barry Kostiner
Chief Executive Officer